MEMORANDUM

To:	Participants, AFL-CIO Housing Investment Trust

From:	Steve Coyle

Date:	March 1, 2010

Subject:	2009 Annual Report

Enclosed is the 2009 Annual Report of the AFL-CIO Housing Investment Trust, which reviews the HIT’s strong performance during the past year.

The HIT’s focus on high credit quality multifamily mortgage-backed securities served its investors well in 2009, enabling it to outperform its benchmark once again with competitive risk-adjusted returns. The HIT’s expertise in construction-related investments benefited the portfolio due to the higher relative yields generated by these securities.  As the nation struggled with the recession and a jobless recovery, the HIT made new investments in housing projects that served as a local stimulus for community development and union job creation. The HIT-financed housing projects under construction in 2009 represented more than 2,500 union construction jobs, and a pipeline of prospective investments positions the HIT for further investment success in the coming year.

After the Annual Report went to press, we learned that Morningstar recognized the HIT as a “Top 10 Manager” in its fixed-income class for the five-year period ended December 31, 2009.  The ranking, reported by Pensions & Investments on February 22, 2010, was based on gross returns of funds classified by Morningstar as U.S. intermediate duration collective trusts. Morningstar had earlier ranked the HIT as a top 10 performer in each of the first three quarters of the year, for the one-year and/or five-year periods.

Investors responded positively to the HIT’s combination of fund performance and job creation by bringing $362 million in new capital to the HIT in 2009. We deeply appreciate your confidence and hope you will consider increasing your investment in the HIT in 2010. With your continued support in the period ahead, we look forward to another successful year.

Enclosure